December 14, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Brian W. Sturgell
Chief Executive Officer
Novelis Inc.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

      Re: 	Novelis Inc.
      	Form 10/A No. 2
		File No. 001-32312

Dear Mr. Sturgell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a brief statement at the beginning of your information statement identifying the specific transactions you indicate are encapsulated in the term "reorganization transactions" in your November 17, 2004, response to the second comment of our letter of October 29, 2004. Please include your intended exchange of
Alcan stock options held by employees for Novelis stock options, as described on page 111 of Amendment No. 2 and your similar replacement of stock price appreciation units described on page 112.

Unaudited Pro Forma Combined Financial Data; page 63
	Pro forma balance sheet; page 64

2. We note your response to prior comment 9. Please clarify whether the financial institution has provided you with a firm commitment to provide you with the amount of debt and on the terms described in Note (b) as well as whether this financial institution has committed to subsequently swap a portion of the seven-year term loans into a seven-year fixed rate loan. If the financial institution has not provided you with a firm commitment, we are not yet persuaded these adjustments are factually supportable.

3. We note your response to prior comment 10. You have not disclosed in the footnote to adjustment (f) the maximum amount of the potential payment or the formula that will be used to determine the actual payout. Please disclose both.

	Pro forma statement of income; page 65

4. We note your response to prior comment 12. As previously requested, please revise note (d) to show precisely how the adjustment amounts were computed. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt. Make the appropriate revisions.

5. We note your response to prior comment 13 and your disclosures in the note to adjustment (e). Please disclose how the recording of a valuation allowance would result in your effective tax rate being lower than the statutory tax rate.

Management`s Discussion and Analysis; page 69

6. We note your response to prior comment 18. It does not appear that you have quantified the impact of each factor when multiple factors have contributed to material fluctuations. For example, your sales and operating revenues increased $1.1 billion of the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, of which you state approximately half of the increase was due to higher LME aluminum prices. You state that the remaining increase was due to increased rolled products shipments
and
the impact of the U.S. dollar. Please also quantify the extent to which the increased rolled products shipments contributed to the $1.1 billion increase as well as the extent to which the impact of the U.S. dollar contributed to the $1.1 billion increase.

7. We note your response to prior comment 19. It does not appear that you discussed the business reasons for the changes between periods in the sales and BGP of your segments. Your response refers to the section heading "Segment results." For example, for Novelis
North America, we would expect to see a discussion on what led to the increased rolled product shipments, higher conversion prices, and the recovery of price spreads between recycled metal and primary aluminum.
      It also does not appear that you revised segment MD&A for the annual periods to quantify the extent to which each reason contributed to the overall change in the segment line item. For example, for Novelis North America, quantify the extent to which lower shipments and higher aluminum input costs passed to customers each led to a net decrease in revenues.

8. We note your response to prior comment 23. Tell us how you determined it was appropriate to record the transfer pricing adjustment in the other expense line item instead of in the income taxes line item.

Contractual Obligations; page 83

9. We note your response to prior comment 26. Item 303(a)(5) of Regulation S-K requires you to provide a table of your known contractual obligations. It would appear that you are contractually obligated to pay interest under your debt agreements as well as make payments under your interest rate swap agreements. Please specifically tell us what other similar "ordinary" expenses you are contractually obligated to pay which are not included in the table of contractual obligations. As you have included interest payment amounts as of September 30, 2004, please also provide this information as of December 31, 2003.

Description of Our Share Capital; page 124
	Initial distribution of our common shares; page 126

10. Please disclose the information you provided in response to comment 31 of our previous letter to your filing.

Audited Financial Statements; page F-1
Note 1.  Nature of operations; page F-7

11. The description of the Sierre and Neuhausen agreements on pages
56 and 57 indicate that certain assets and liabilities will be transferred to you by Alcan related to the Sierre and Neuhausen facilities pursuant to the terms of the separation and asset transfer agreements. Please clarify in your disclosure whether these assets, liabilities, and related operations are included in the historical and/or pro forma financial statements provided.

  Note 2.  Basis of presentation; page F-8

12. We note your response to prior comment 37. Please disclose that it is not practicable to estimate the amount of expenses you would have incurred in each of the three years ended December 31, 2003 and the nine months ended September 30, 2004 had you been an unaffiliated entity of Alcan in each of those periods.

  Note 7.  Restructuring, impairment and other special charges;
page
F-19

13. We note your response to prior comment 27. You disclose the remaining provision of $31 million at December 31, 2003, related principally to employee severance and environmental remediation costs, will be paid over an extended period. Please clarify that the environmental remediation amounts are payable within one year as you stated in your response. In addition, please state the portion of the $31 million which is related to environmental remediation costs as well as provide the disclosures requested for by SAB Topic 5:Y.

  Note 12.  Sales of receivables; page F-27

14. We note your response to prior comment 43. As previously requested, please expand your disclosure to provide greater detail of the structure of your receivable sales as well as how you determined that you met the criteria in paragraph 9 of SFAS 140 in treating the amounts you did as sales.

  Note 19.  Commitments and contingencies; page F-31

15. We note your response to prior comment 29. Please provide the disclosures under the heading "Environmental matters" on pages 49 through 51 in your notes to financial statements. In addition, please also disclose the amounts accrued for each site.

Note 26. Differences between United States and Canadian Generally Accepted Accounting Principles; page F-40

16. We note your response to prior comment 45. As previously requested, please disclose why adjustment (e) described as joint ventures results in a reduction to cost of sales and operating expenses of $35 million and an addition of depreciation and amortization expenses of $32 million.
Interim Financial Statements; page F-49
	General

17. Please address the comments above in your interim financial statements as well.

Note 3.  Sales and acquisitions of businesses - 2004, page F-57

18. Please provide the disclosures required by paragraph 20 of SFAS
146 related to the consolidation of the U.K. aluminum sheet rolling activities.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nudrat Salik at (202) 942-7769 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



      			Sincerely,




      			Pamela Ann Long
      					Assistant Director


cc:	Sarah P. Payne, Esq. (via facsimile 650/461-5700)
      Xiaodong Yi, Esq.
      Sullivan & Cromwell LLP
	1870 Embarcadero Rd.
	Palo Alto, CA 94303-3308
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Brian W. Sturgell
Novelis Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE